                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)



                                 Conceptus, Inc.
                                ----------------
                                (Name of Issuer)



                    Common Stock, par value $0.003 per share
                    ----------------------------------------
                         (Title of Class of Securities)




                                   206016 10 7
                                ----------------
                                 (CUSIP Number)




                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ / Rule 13d-1(b)
/ / Rule 13d-1(c)
/X/ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------                                     --------------------
CUSIP NO. 206016 10 7                 SCHEDULE 13G              Page 2 of 8
----------------------                                     --------------------
-------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                             (entities only)

                             The St. Paul Companies, Inc.
                             41-0518860

-------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)  / /

                                                                 (b)  / /

-------------------------------------------------------------------------------
             3               SEC USE ONLY

-------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

-------------------------------------------------------------------------------

                                       5            SOLE VOTING POWER
                                                             0
                             --------------------------------------------------
         NUMBER OF
          SHARES                       6            SHARED VOTING POWER
       BENEFICIALLY                                          0
         OWNED BY            --------------------------------------------------
           EACH
         REPORTING                     7            SOLE DISPOSITIVE POWER
          PERSON                                             0
           WITH              --------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             0
-------------------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                             0
-------------------------------------------------------------------------------
            10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                             Not Applicable

-------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             0%
-------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                     --------------------
CUSIP NO. 206016 10 7                 SCHEDULE 13G              Page 3 of 8
----------------------                                     --------------------
-------------------------------------------------------------------------------
             1               NAMES OF REPORTING PERSONS
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                             (entities only)

                             St. Paul Fire and Marine Insurance Company
                             41-0406690

-------------------------------------------------------------------------------
             2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                             Not Applicable                      (a)  / /

                                                                 (b)  / /

-------------------------------------------------------------------------------
             3               SEC USE ONLY

-------------------------------------------------------------------------------
             4               CITIZENSHIP OR PLACE OF ORGANIZATION
                             Minnesota corporation

-------------------------------------------------------------------------------

                                       5            SOLE VOTING POWER
                                                             0
                             --------------------------------------------------
         NUMBER OF
          SHARES                       6            SHARED VOTING POWER
       BENEFICIALLY                                          0
         OWNED BY            --------------------------------------------------
           EACH
         REPORTING                     7            SOLE DISPOSITIVE POWER
          PERSON                                             0
           WITH              --------------------------------------------------

                                       8            SHARED DISPOSITIVE POWER
                                                             0
-------------------------------------------------------------------------------
             9               AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON
                             0
-------------------------------------------------------------------------------
            10 CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* / /
                             Not Applicable

-------------------------------------------------------------------------------
            11               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                             0%
-------------------------------------------------------------------------------
            12               TYPE OF REPORTING PERSON*
                             CO
-------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        NAME OF ISSUER:

                  The name of the issuer is Conceptus, Inc. (the "Issuer").

Item 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  The address of the principal executive offices of the Issuer is 1021 Howard Avenue, San Carlos, CA 94070.

Item 2(a).        NAME OF PERSONS FILING:

                  The St. Paul Companies, Inc. ("The St. Paul") and St. Paul Fire and Marine Insurance Company ("F&M"). The St. Paul and F&M are collectively referred to herein as the "Reporting Persons."

Item 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  The principal business address of each of the Reporting Persons is 385 Washington Street, St. Paul, Minnesota 55102.

Item 2(c).        CITIZENSHIP:

                  Each of The St. Paul and F&M is a  Minnesota corporation.

Item 2(d).        TITLE OF CLASS OF SECURITIES:

                  The class of equity securities to which this Statement relates is the common stock, par value $0.003 per share, of the Issuer (the "Common Stock").

Item 2(e).        CUSIP NUMBER:

                  The CUSIP number of the Common Stock is 206016 10 7.

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE FILING PERSON IS A:

                  (a)    / /        Broker or Dealer registered under
                                    Section 15 of the Securities Exchange Act of
                                    1934 (the "Act").

                  (b)    / /        Bank, as defined in Section 3(a)(6) of the
                                    Act.

                  (c)    / /        Insurance Company, as defined in
                                    Section 3(a)(19) of the Act.

                  (d)    / /        Investment Company registered under
                                    Section 8 of the Investment Company Act
                                    of 1940.

                  (e)    / /        Investment Advisor registered under
                                    Section 203 of the Investment Advisers Act of 1940.

                  (f)    / /        Employee Benefit Plan, Pension Fund,
                                    which is subject to the provisions of the Employee Retirement Income Security Act of
                                    1974 or Endowment Fund; see Rule
                                    13d-1(b)(1)(ii)(F) of the Act.

                  (g)    / /        Parent Holding Company or Control Person, in
                                    accordance with Rule 13d-1(b)(ii)(G)
                                    (Note:  See Item 7).

                  (h)    / /        Savings Associations, as defined in
                                    Section 3(b) of the Federal Deposit
                                    Insurance Act.

                  (i)    / /        Church Plan, that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940.

                  (h)    / /        Group, in accordance with
                                    Rule 13d-1(b)(1)(ii)(J).



Item 4.           OWNERSHIP:

         (a)      Amount beneficially owned:  0

         (b)      Percent of class:  0

         (c)      Number of shares as to which each of The St. Paul and F&M has:

                  (i)   Sole power to vote or to direct the vote.............. 0

                  (ii)  Shared power to vote or to direct the vote............ 0

                  (iii) Sole power to dispose or to direct the disposition
                        of.................................................... 0

                  (iv)  Shared power to dispose or to direct the disposition
                        of.................................................... 0

Item 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following /X/.

Item 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not Applicable.

Item 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not Applicable.

Item 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not Applicable.

Item 10.          CERTIFICATION:

                  Not Applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 2, 2001.

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
              ---------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President

                                    EXHIBIT I

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Conceptus, Inc.

         This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:  February 2, 2001

THE ST. PAUL COMPANIES, INC.



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President



ST. PAUL FIRE AND MARINE INSURANCE COMPANY



         By:      /s/ Bruce A. Backberg
             ----------------------------------------
                  Bruce A. Backberg
         Its:     Senior Vice President